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                            February 14, 2024

       Gavin Michael
       Chief Executive Officer
       Bakkt Holdings, Inc.
       10000 Avalon Boulevard, Suite 1000
       Alpharetta, GA 30009

                                                        Re: Bakkt Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed February 7,
2024
                                                            Response Dated
February 13, 2024
                                                            File No. 333-271361

       Dear Gavin Michael:

              We have reviewed your February 13, 2024 response to our comment letter and have the following comment. Please respond to this letter by providing the requested information. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this letter, we may have additional comments.

       Response Dated February 13, 2024

       General

   1. While we do not have any further comments at this time regarding your disclosure or the responses that you have
provided to our prior comments, please confirm your
                                                        understanding that our
decision not to issue additional comments should not be interpreted to mean that we either
agree or disagree with your disclosure or responses. Please also confirm your
understanding that, with respect to your business operations, and in particular the Bakkt
Crypto and Bakkt Marketplace platforms and the crypto assets you make available for
trading on those platforms, our decision not to issue additional comments does not mean
that we either agree or disagree with any conclusions you have made, positions you
have taken or practices you have engaged in or may engage in.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Gavin Michael
Bakkt Holdings, Inc.
February 14, 2024
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758
with any questions.



                                                             Sincerely,
FirstName LastNameGavin Michael
                                                             Division of
Corporation Finance
Comapany NameBakkt Holdings, Inc.
                                                             Office of Crypto
Assets
February 14, 2024 Page 2
cc:       Matt Lyons
FirstName LastName